

Mail Stop 7010

March 8, 2007

via U.S. mail and facsimile

John Brian Nichols, Principal Executive Officer
First American Scientific Corp.
100 Park Royal South, Suite 811
Vancouver, British Columbia
Canada V7T 1A2

> **RE: First American Scientific Corp.**
> **Form 10- KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 0-27094**

Dear Mr. Nichols:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Item 6 – Management's Discussion and Analysis or Plan of Operations, page 17

1. In future filings please provide a robust discussion of your results of operations and liquidity and capital resources. Specifically, you did not provide a discussion addressing material changes in certain accounts on your statement of operations or the contributing factors causing cost of sales as a percentage of total revenue to increase from fiscal year 2005 to 2006. Furthermore, your liquidity analysis did not provide insight into the material changes in your relevant balance sheet accounts. Refer to SEC Release 33-8350 for guidance.

2. Please revise future filings to discuss in MD&A the nature and impact your "expenses recovered" line item had on operations. In this regard, we note this line item represented a significant portion of income(loss) before income taxes.

Statement of Stockholders' Equity, page 26

3. We note that you issued significant shares of stock and / or options for services, rent, commissions, expenses and compensation. Please tell us and disclose, in future filings, the nature of the grant, the assumptions used to value the instrument, the period(s) in which the related expense was recorded, and how your accounting treatment for stock issuances to non-employees for services is consistent with EITF 96-18 and SFAS 123(R).

Note 1 – Organization and Description of Business

4. We note your consolidation policy which discusses your accounting for your 12% interest in AGES joint venture, your 50% investment in Malaysia – FASC, and your 50% interest in First American Scientific Brazil Ltda. Tell us how you are accounting for each of these investments (e.g. cost or equity method) and how your accounting complies with APB 18. In this regard, we note that you use the cost method to account for your 50% investment in Malaysia - FASC. Paragraph 17 of APB 18 discusses the presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence when they hold a 20% or more investment. Tell us how you have considered APB 18, FIN 35 and FIN 46R with regards to each of your investments as appropriate.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivables, page F-7

5. We note that your accounts receivable balance has had significant variations from June 30, 2006, to December 31, 2006, which do not appear consistent with your

sales trends. We further note that accounts receivable represents 41% of sales at June 30, 2006, and that you recorded a significant bad debt provision of $123,000 during 2006. Please tell us the following:

- the contributing factors for the significant changes in your accounts receivable balance during 2006 and subsequent quarters,
- why your receivable balance is so significant, addressing the extent to which you have successfully collected these amounts subsequent to the balance sheet date and whether you have any significant delinquent or disputed accounts. Tell us whether there are any collectibility or billing problems with any major customers or classes of customers. Discuss significant changes in credit terms, (i.e., the extended payment terms), collection efforts, credit utilization and/or delinquency policies.
- how your bad debt provision impacted your revenue recognition for these accounts and why revenue recognition was appropriate.

Note 4 – Technology Rights and Patents, page 37

6. Given your historical losses, negative cash flows and your lack of liquidity, tell us how you concluded that your intangible assets were recoverable and an impairment charge was not necessary under SFAS 142.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief